Exhibit 99.1

Mohawk Group Reports Fourth Quarter & Full Year 2020 Results

Quarterly Net Revenue Grew 61.9% Year-Over-Year to $41.5 Million

Company Raises 2021 Net Revenue Outlook Range to $350 million - $380 million

Appoints New CFO; Appoints Heads of Corporate Development in Europe and North America focused on M&A Pipeline

NEW YORK, March 8, 2021 – Mohawk Group Holdings, Inc. (Nasdaq: MWK) (“Mohawk” or the “Company”) today announced results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter and Full Year 2020 Highlights

•

Full year net revenue grew 62.3% year over year to $185.7 million, compared to $114.5 million in the full year of 2019 and fourth quarter net revenue grew 61.9% to $41.5 million, compared to $25.6 million in the fourth quarter of 2019.

•	Full year gross margin improved to 45.6% versus 39.4% in 2019. Fourth quarter gross margin improved to 45.2% versus 35.4% fourth quarter of 2019.

•

Full year operating loss of $(34.8) million improved from $(54.3) million in 2019. Full year operating loss includes $12.7 million of loss related to change in fair-value of potential future performance based earnouts from acquisitions and $22.7 million of non-cash stock compensation.

•	Full year contribution margin grew to 13.5% from 2.2% in 2019, reflecting both higher Sustain* revenues and margin expansion.

•

Full year operating expenses were $119.5 million. Fixed operating expenses as a percentage of net revenue is down to 12.5% in 2020 from 19.2% in 2019, excluding non-cash stock-based compensation of $22.7 million and $12.7 million of loss related to change in fair-value of potential future performance based earnouts from acquisitions.

•

Full year net loss of $(63.1) million increased from $(58.8) million in 2019. Full year net loss includes $12.7 million of loss related to change in fair-value of potential future performance based earnouts from acquisitions, $22.7 million of non-cash stock compensation and $21.3 million of warrant liability fair value changes.

•	Full year adjusted EBITDA improved to $2.5 million from $(19.5) million in 2019.

•	5 new products launched in the fourth quarter, bringing 2020 full year to 37 new products launched, compared to 32 in the full year 2019.

•	Total cash balance at December 31, 2020 was $26.7 million.

M&A Update

•	Appointed Heads of Corporate Development in Europe and North America

•	Entered into a binding term sheet for our first European acquisition, with unaudited trailing twelve month net revenue of $15.0 million and $4.0 million Adjusted EBITDA

Yaniv Sarig, Co-Founder and Chief Executive Officer, commented, “I am proud of our team for delivering a strong Q4 and for our full year results. Looking ahead in 2021, we expect to continue the momentum following our Healing Solutions acquisition as we continue to accelerate our accretive M&A strategy. We are currently evaluating a strong pipeline of potential M&A targets that in total have trailing twelve month’s net revenue of $522 million and trailing twelve month’s EBITDA of $97 million. I am also excited to announce that our CFO, Fabrice Hamaide, is changing roles effective immediately to become our General Manager and Head of Corporate Development, Europe, and Arturo Rodriguez is being promoted from SVP, Finance to become our new Chief Financial Officer. We are thrilled about the opportunities in Europe for potential expansion of our existing products and the many potential acquisition opportunities of e-commerce brands abroad. Fabrice has already secured a binding term sheet for our first proposed European acquisition, Photo Paper Direct. Photo Paper Direct is an established UK based e-commerce brand in the Printing Supplies Category with a long history of Amazon success in Europe.”

Arturo Rodriguez Promoted to CFO and Other Management Announcements

Mohawk today announced the promotion of Arturo Rodriguez to Chief Financial Officer, effective immediately. Mr. Rodriguez has served as the Company’s Senior Vice President of Finance at Mohawk Group Holdings, Inc. since September 2017. Prior to Mohawk, Mr. Rodriguez spent five years as Chief Accounting Officer and Global Controller for Piksel, Inc. and also held the role of Interim Chief Operating Officer in his last year. From 2000 to 2011, Mr. Rodriguez was with the Atari Group where he held several financial leadership roles, most notably Acting Chief Financial Officer of Atari, Inc. (NASDAQ: ATAR) from 2007 to 2008 and Deputy CFO of Atari SA (Euronext: ATA) from 2008 to 2010. Mr. Rodriguez replaces Fabrice Hamaide, who will be focusing on M&A opportunities in Europe as our new Head of Corporate Development, Europe.

Mr. Sarig added: “Since joining Mohawk, Arty has played a critical role in the growth and success of our Company, demonstrating his expertise in business and financial strategy. Arty’s promotion is reflective of his dedicated leadership and thoughtful contributions across finance, accounting, human resources, investor relations, strategic planning and corporate governance. This promotion and Fabrice’s new role as General Manager, Head of Corporate Development, Europe, are in line with our global corporate expansion. In connection with that, we hired Sascha Lewis in January as our new Chief Marketing Officer and promoted Joe Risico to Chief Legal Officer and Head of Corporate Development, North America.”

Debt Refinancing

Mohawk today also announced its intent to refinance all of its currently outstanding debt, including the two senior secured notes totaling $53.9 million and its revolver credit facility totaling $30.0 million with a new $110.0 million senior secured note to an institutional lender (the “Refinancing”). The new senior secured note is expected to have an 8% annual interest rate payable in cash on a quarterly basis with a three year maturity and will provide for the issuance to the institutional lender of a warrant to purchase additional shares of the Company’s common stock in an amount to be determined at the closing of the Refinancing. The Refinancing is expected to close in the first half of April 2021, and is subject to entry into definitive documentation and other customary closing conditions.

Special Meeting of Stockholders

The Company is expecting to hold a special meeting of stockholders (the “Special Meeting”) in early April 2021 pursuant to which the Company’s stockholders are expected to be asked to approve certain issuances of the Company’s shares in accordance with Nasdaq listing rules.

There will be more information in our definitive proxy statement for the Special Meeting. Stockholders are not required to take any action at this time.

Increased 2021 Outlook

For full year 2021, the Company now expects net revenue to be in the range of $350 million to $380 million up from $340 million to $370 million, assuming the anticipated acquisition of Photo Paper Direct. For full year 2021, on the same assumption, the Company now expects Adjusted EBITDA to be in the range of $30.0 million to $34.0 million up from $28.0 million to $32.0 million.

The most directly comparable GAAP financial measure for Adjusted EBITDA is net loss and we expect to report a net loss for the twelve months ending December 31, 2021, due primarily to quarterly interest expense, net, fair value changes on contingent earnout liabilities from our acquisitions, fair value changes from warrant liabilities from our financings and stock-based compensation expense.

Non-GAAP Financial Measures

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please see the “Non-GAAP Financial Measures and Reconciliations” section below.

Net income is the most directly comparable GAAP financial measure for Adjusted EBITDA. The Company has not reconciled its expectations as to forward-looking Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, because certain items are out of the Company’s control or cannot be reasonably predicted, including that the historical revenue and operating income of Photo Paper Direct, fair value changes on contingent earnout liabilities from our acquisitions, fair value changes from warrant liabilities from our financings and any other potential acquisitions to be completed that are subject to the completion of the Company’s standard procedures for the preparation and completion of its financial statements and completion of an audit by the Company’s independent registered public accounting firm. Accordingly, a reconciliation of forward-looking Adjusted EBITDA to net income is not available without unreasonable effort.

Webcast and Conference Call Information

Mohawk will host a live conference call to discuss financial results today, March 8, 2021, at 5:00 p.m. Eastern Time. To access the call, participants from within the U.S. should dial (877) 295-1077 and participants from outside the U.S. should dial (470) 495-9485 and provide the conference ID: 4271887. Participants may also access the call through a live webcast at https://ir.mohawkgp.com/investor-relations. Please visit the website at least 15 minutes prior to the start of the call to register and download any necessary software. The archived online replay will be available for a limited time after the call in the Investor Relations section of Mohawk’s website.

Additional Information and Where to Find It

In connection with the Special Meeting, the Company has filed a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission (the “SEC”), and will file a definitive proxy statement and accompanying proxy card with the SEC, STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S DEFINITIVE PROXY STATEMENT WHEN AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE ACCOMPANYING PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of the proxy statement, and amendments or supplements thereto and other documents that the Company files with the SEC at the SEC’s website at www.sec.gov or the Company’s website at https://ir.mohawkgp.com/investor-relations as soon as reasonably practicable after such materials are filed with, or furnished to the SEC.

Participants in the Company’s Solicitation

The Company, its directors and certain of its executive officers are participants in the solicitations of proxies from the Company’s stockholders. Preliminary information regarding the direct and indirect interest, by security holdings or otherwise of the Company’s directors and executive officers is set forth in the Company’s preliminary proxy statement for the Special Meeting expected to be filed with the SEC on or about March 8, 2021, and final information will be set forth in the Company’s definitive proxy statement for the Special Meeting to be filed with the SEC. These documents, when available, can be found on the SEC’s website at www.sec.gov or the Company’s website at https://ir.mohawkgp.com/investor-relations. Updated information regarding the identities of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Company’s definitive proxy statement in connection with the solicitation of proxies from the Company’s stockholders and other relevant documents to be filed with the SEC.

*	Sustain revenues are defined as revenues on products that are generating 10% or better contribution margin three months after launch.

About Mohawk Group Holdings, Inc.

Mohawk Group Holdings, Inc., together with its subsidiaries (“Mohawk”), is a rapidly growing technology-enabled consumer products company that uses machine learning, natural language processing, and data analytics to design, develop, market and sell products. Mohawk predominantly operates through online retail channels such as Amazon and Walmart. Mohawk has twelve owned and operated brands and sells products in multiple categories, including home and kitchen appliances, kitchenware, environmental appliances (i.e., dehumidifiers and air conditioners), beauty-related products and, to a lesser extent, consumer electronics. Mohawk was founded on the premise that if a company selling consumer packaged goods was founded today, it would apply artificial intelligence and machine learning, the synthesis of massive quantities of data and the use of social proof to validate high caliber product offerings as opposed to over-reliance on brand value and other traditional marketing tactics.

Forward Looking Statements

All statements other than statements of historical facts included in this press release that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements including, in particular, our expectations regarding future growth internationally (including Europe), through both the development and launch of products under our brands and the acquisition of additional brands and businesses; our 2021 net revenue and Adjusted EBITDA outlook, including any expected impact that any acquisitions may have thereon; any increases in guidance regarding our 2021 net revenue and Adjusted EBITDA due to the potential acquisition of Photo Paper Direct; expectations regarding continued investment in our M&A strategy in the future; our ability to acquire accretive e-commerce businesses including the size of our potential pipeline; any potential acquisition of additional businesses in the future, including Photo Paper Direct; our ability to integrate any additional acquired businesses into our platform; our ability to create significant operating leverage and efficiency when integrating companies that we acquire, including through the use of our team’s expertise; the potential closing of the acquisition of the Photo Paper Direct business and corresponding potential for recurring purchase or subscription revenue related to the business; our expectation that the potential acquisition of Photo Paper Direct will be a good first move in our European expansion; our ability to maintain Photo Paper Direct’s history of Amazon success; our expectations regarding unaudited annualized net revenue, unaudited Adjusted EBITDA and unaudited trailing twelve month net revenue of any potential acquisitions; expectations regarding negotiation, entry into definitive documentation and diligence regarding any potential acquisition; the expected timing of closing of any potential acquisitions; our ability to refinance all of our current outstanding debt, including our senior secured notes and credit facility; our expectations regarding the terms of a new senior secured note to be issued in the Refinancing, including expected interest rates, expected maturity, and any potential issuance of warrants to purchase shares of our common stock; expectations regarding the timing of the Refinancing; expectations regarding the timing of the Special Meeting; expectations regarding stockholder approval of any proposals presented at the Special Meeting; and expectations regarding our potential obligation to issue shares pursuant to the Senior Secured Note Due 2022 or the Senior Secured Note Due 2023 after stockholder approval of the Refinancing and completion of the Refinancing.

These forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties and other factors, all of which are difficult to predict and many of which are beyond our control and could cause actual results to differ materially and adversely from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, those related to the impact of the COVID-19 pandemic including its impact on consumer demand, our cash flows, financial condition and revenue growth rate; changes to net income due to non-cash stock based compensation and fluctuation in valuation of earnouts in connection with our acquisition transactions and warrants associated with our financing transactions; whether we successfully close the Photo Paper Direct acquisition or other acquisitions targeted in our M&A pipeline; our supply chain including sourcing, manufacturing, warehousing and fulfillment, including with respect to existing disruptions we are experiencing due to the COVID-19 pandemic; our ability to manage expenses, working capital and capital expenditures efficiently; our business model and our technology platform; our ability to disrupt the consumer products industry; our ability to grow market share in existing and new product categories, including PPE; our ability to generate profitability and stockholder value; international tariffs and trade measures; inventory management, product liability claims, recalls or other safety and regulatory concerns; reliance on third party online marketplaces; seasonal and quarterly variations in our revenue; acquisitions of other companies and technologies and our ability to integrate any such companies and technologies with our business; our ability to obtain stockholder approvals of our proposals at the Special Meeting; and other factors discussed in the “Risk Factors” section of our most recent periodic reports filed with the Securities and Exchange Commission (“SEC”), all of which you may obtain for free on the SEC’s website at www.sec.gov.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, even if subsequently made available by us on our website or otherwise. We do not undertake any obligation to update, amend or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Investor Contact:

Ilya Grozovsky

Director of Investor Relations & Corp. Development

Mohawk Group

ilya@mohawkgp.com

917-905-1699

MOHAWK GROUP HOLDINGS, INC.

MOHAWK GROUP HOLDINGS, INC.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands, except share and per share data

	December 31, 2019	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash	$30,353	$26,718
Accounts receivable—net	1,059	5,747
Inventory	36,212	31,582
Prepaid and other current assets	5,395	11,111

Total current assets	73,019	75,158
PROPERTY AND EQUIPMENT—net	175	169
GOODWILL AND OTHER INTANGIBLES—net	1,055	78,778
OTHER NON-CURRENT ASSETS	175	3,349

TOTAL ASSETS	$74,424	$157,454

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Credit facility	$21,657	$12,190
Accounts payable	21,064	14,856
Term loan	3,000	21,600
Seller notes	—	16,231
Contingent earn-out liability	—	1,515
Accrued and other current liabilities	7,505	8,340

Total current liabilities	53,226	74,732
OTHER LIABILITIES	4	1,841
CONTINGENT EARN-OUT LIABILITY	—	21,016
TERM LOANS	10,467	36,483

Total liabilities	63,697	134,072
COMMITMENTS AND CONTINGENCIES (Note 12)
STOCKHOLDERS’ EQUITY:
Common stock, par value $0.0001 per share—500,000,000 shares authorized and 17,736,649 shares outstanding at December 31, 2019; 500,000,000 shares authorized and 27,074,791 shares outstanding at December 31, 2020	2	3
Additional paid-in capital	140,477	216,305
Accumulated deficit	(129,809)	(192,935)
Accumulated other comprehensive income	57	9

Total stockholders’ equity	10,727	23,382

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$74,424	$157,454

MOHAWK GROUP HOLDINGS, INC.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands, except share and per share data)

	Three Months Ended December 31,		Year-Ended December 31,
	2019	2020	2019	2020
NET REVENUE	$25,634	$41,492	$114,451	$185,704
COST OF GOODS SOLD	16,552	22,740	69,411	100,958

GROSS PROFIT	9,082	18,752	45,040	84,746

OPERATING EXPENSES:
Research and development	2,930	1,551	10,661	8,130
Sales and distribution	14,112	16,533	55,206	68,005
General and administrative	9,574	7,078	33,506	30,631
Change in fair value of contingent earn-out liabilities	—	12,731	—	12,731

TOTAL OPERATING EXPENSES:	26,616	37,893	99,373	119,497

OPERATING LOSS	(17,534)	(19,141)	(54,333)	(34,751)
INTEREST EXPENSE:
Interest expense, net	1,003	1,841	4,386	4,961
Loss on extinguishment of debt	—	2,055	—	2,055
Change in fair market value of warrant liability	—	21,338	—	21,338

TOTAL INTEREST EXPENSE:	1,003	25,234	4,386	28,354

OTHER (INCOME) EXPENSE— net	(1)	(23)	41	(27)

LOSS BEFORE INCOME TAXES	(18,538)	(44,352)	(58,760)	(63,078)
PROVISION FOR INCOME TAXES	7	2	29	48

NET LOSS	$(18,545)	$(44,354)	$(58,789)	$(63,126)

Net loss per share, basic and diluted	$(1.23)	$(2.12)	$(4.35)	$(3.68)

Weighted-average number of shares outstanding, basic and diluted	15,134,677	20,888,137	13,516,844	17,167,999

MOHAWK GROUP HOLDINGS, INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(in thousands)

	Year-Ended December 31,
	2019	2020
OPERATING ACTIVITIES:
Net loss	$(58,789)	$(63,126)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	183	552
Provision for sales returns	134	92
Amortization of deferred financing cost and debt discounts	1,218	2,245
Stock-based compensation	34,681	22,716
Allowance for doubtful accounts	35	(35)
Other	59	—
Loss from extinguishment of Horizon term loan	—	1,065
Loss from increase of contingent liabilities	—	12,732
Loss in connection with warrant	—	21,338
Changes in assets and liabilities:
Accounts receivable	309	(4,668)
Inventory	(5,360)	18,218
Prepaid and other current assets	(1,004)	1,513
Accounts payable, accrued and other liabilities	3,334	(7,541)

Cash (used in) provided by operating activities	(25,200)	5,101
INVESTING ACTIVITIES:
Purchase of fixed assets	(114)	(89)
Cash consideration for acquisition of Aussie Health Co. assets	(1,176)	—
Purchase of Truweo assets	—	(13,965)
Purchase of Smash assets	—	(25,000)
Proceeds on sale of fixed assets	6	—

Cash used in investing activities	(1,284)	(39,054)
FINANCING ACTIVITIES:
Proceeds from initial public offering, net of issuance costs	36,000	—
Issuance costs from initial public offering	(5,446)	—
Proceeds from issuance of common stock from follow-on public offering, net of issuance costs	—	23,416
Payment of seller note from the Purchase of Aussie Health Co. assets	—	(207)
Proceeds from exercise of stock options	—	35
Tax paid in connection with RSAs	—	(137)
Borrowings from Mid Cap credit facility	98,663	123,733
Repayments from Mid Cap credit facility	(92,165)	(133,782)
Mid Cap deferred financing fees	—	(100)
Debt issuance costs from Mid Cap credit facility	(581)	—
Debt issuance costs from Horizon term loan	(900)	—
Repayments for Horizon term loan	—	(15,000)
Borrowings from High Trail term loan	—	38,000
Debt issuance costs High Trail term loan	—	(2,207)
Insurance financing proceeds	3,833	2,660
Insurance obligation payments	(2,783)	(3,070)
Capital lease obligation payments	(55)	(32)

Cash provided by financing activities	36,566	33,309
EFFECT OF EXCHANGE RATE ON CASH	(1)	(48)

NET CHANGE IN CASH AND RESTRICTED CASH FOR THE YEAR	10,081	(692)
CASH AND RESTRICTED CASH AT BEGINNING OF YEAR	20,708	30,789

CASH AND RESTRICTED CASH AT END OF YEAR	$30,789	$30,097

RECONCILIATION OF CASH AND RESTRICTED CASH
CASH	$30,353	$26,718
RESTRICTED CASH—Prepaid and other current assets	307	3,250
RESTRICTED CASH—Other non-current assets	129	129

TOTAL CASH AND RESTRICTED CASH	$30,789	$30,097

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$3,201	$2,775
Cash paid for taxes	$21	$46
Non-cash barter exchange of inventory for advertising credits	$—	$3,352
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Equity fundraising costs not paid	$160	$—
Debt issuance costs not paid	$—	$142
Original issue discount	$—	$5,000
Discount of debt relating to warrants issuance	$—	$10,483
Notes payable on acquisition	$195	$18,073
Non-cash consideration paid to contractors	$—	$1,671
Issuance of common stock in connection with acquisition	$—	$29,075
Fair value of contingent consideration	$—	$9,800

Non-GAAP Financial Measures and Reconciliations

In addition to disclosing financial measures prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), this press release and accompanying tables include certain non-GAAP financial measures. The non-GAAP financial measures contained herein are a supplement to the corresponding financial measures prepared in accordance with U.S. GAAP. The non-GAAP financial measures presented exclude the items described below. Management believes that adjustments for these items assist investors in making comparisons of period-to-period operating results. Furthermore, management also believes that these items are not indicative of the Company’s on-going core operating performance. These non-GAAP financial measures have certain limitations in that they do not reflect all of the costs associated with the operations of the Company’s business as determined in accordance with GAAP.

Therefore, investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. The non-GAAP financial measures presented by the Company may be different from the non-GAAP financial measures used by other companies.

The Company has presented the following non-GAAP measures to assist investors in understanding the Company’s core net operating results on an on-going basis: (i) Contribution margin; (ii) Contribution margin as a percentage of net revenue; (iii) Adjusted EBITDA; and (iv) Adjusted EBITDA as a percentage of net revenue. These non-GAAP financial measures may also assist investors in making comparisons of the Company’s core operating results with those of other companies.

As used herein, Contribution margin represents operating loss plus general and administrative expenses, research and development expenses, fixed sales and distribution expenses, changes in fair-market value of earn-outs and amortization of inventory step-up from acquisitions (included in cost of goods sold). As used herein, Contribution margin as a percentage of net revenue represents Contribution margin divided by net revenue. As used herein, EBITDA represents net loss plus depreciation and amortization, interest expense, net and income tax expense. As used herein, Adjusted EBITDA represents EBITDA plus stock-based compensation expense, changes in fair-market value of earn-outs, amortization of inventory step-up from acquisitions (included in cost of goods sold), change in fair-market value of warrant liability, professional fees related to acquisitions, loss from extinguishment of debt and other expenses, net. As used herein, Adjusted EBITDA as a percentage of net revenue represents Adjusted EBITDA divided by net revenue. Contribution margin, EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to loss from operations or net loss, as determined under GAAP.

We present Contribution margin, Contribution margin as a percentage of net revenue, EBITDA, Adjusted EBITDA and Adjusted EBITDA as a percentage of net revenue because we believe each of these measures provides an additional metric to evaluate our operations and, when considered with both our GAAP results and the reconciliation to net loss, provides useful supplemental information for investors. We use Contribution margin, Contribution margin as a percentage of net revenue, EBITDA, Adjusted EBITDA and Adjusted EBITDA as a percentage of net revenue, together with financial measures prepared in accordance with GAAP, such as sales and gross margins, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our operating performance and to compare our performance to that of our peers and competitors.

We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA as a percentage of net revenue are useful to investors in assessing the operating performance of our business without the effect of non-cash items, while Contribution margin and Contribution margin as a percentage of net revenue are useful to investors in assessing the operating performance of our products as they represent our operating results without the effects of fixed costs and non-cash items. Contribution margin, Contribution margin as a percentage of net revenue, EBITDA, Adjusted EBITDA and Adjusted EBITDA as a percentage of net revenue, should not be considered in isolation or as alternatives to net loss, loss from operations or any other measure of financial performance calculated and prescribed in accordance with GAAP. Neither EBITDA, Adjusted EBITDA nor Adjusted EBITDA as a percentage of net revenue should be considered a measure of discretionary cash available to us to invest in the growth of our business. Our Contribution margin, Contribution margin as a percentage of net revenue, EBITDA, Adjusted EBITDA and Adjusted EBITDA as a percentage of net revenue may not be comparable to similar titled measures in other organizations because other organizations may not calculate Contribution margin, EBITDA, Adjusted EBITDA or Adjusted EBITDA as a percentage of net revenue in the same manner as we do. Our presentation of Contribution margin and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the expenses that are excluded from such terms or by unusual or non-recurring items.

We recognize that EBITDA, Adjusted EBITDA and Adjusted EBITDA as a percentage of net revenue, have limitations as analytical financial measures. For example, neither EBITDA nor Adjusted EBITDA reflects:

•	our capital expenditures or future requirements for capital expenditures or mergers and acquisitions;

•	the interest expense or the cash requirements necessary to service interest expense or principal payments, associated with indebtedness;

•

depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, or any cash requirements for the replacement of assets; or

•	changes in cash requirements for our working capital needs.

Additionally, Adjusted EBITDA excludes non-cash expense for stock-based compensation, which is and will remain a key element of our overall long-term incentive compensation package.

The following table represents a reconciliation of EBITDA and Adjusted EBITDA to net loss, which is the most directly comparable financial measure presented in accordance with GAAP (in thousands, except percentages):

	Three Months Ended December 31,		Year-Ended December 31,
	2019	2020	2019	2020
Net loss	$(18,545)	$(44,354)	$(58,789)	$(63,126)
Add (deduct)
Provision for income taxes	7	2	29	48
Interest expense	1,003	1,841	4,386	4,961
Depreciation and amortization	47	373	183	552

EBITDA	(17,488)	(42,138)	(54,191)	(57,565)

Other Income (expense), net	1	(23)	41	(27)
Loss on extinguishment of debt	—	2,055	—	2,055
Change in fair value of contingent earn-out liabilities	—	12,731	—	12,731
Amortization of inventory step-up from acquisitions (included in cost of goods sold)	—	583	—	583
Change in fair market value of warrant liability	—	21,338	—	21,338
Professional fees related to acquisitions	—	663	—	663
Stock-based compensation	9,933	5,244	34,681	22,716

Adjusted EBITDA	$(7,554)	$453	$(19,469)	$2,494

Adjusted EBITDA as a percentage of net revenue	(29.5)%	1.1%	(17.0)%	1.3%

We also recognize that Contribution margin and Contribution margin as a percentage of net revenue have limitations as analytical financial measures. For example, Contribution margin does not reflect:

•	general and administrative expenses necessary to operate our business;

•	research and development expenses necessary for the development, operation and support of our software platform; or

•	the fixed costs portion of our sales and distribution expenses including stock-based compensation expense

The following table provides a reconciliation of Contribution Margin to operating loss, which is the most directly comparable financial measure presented in accordance with GAAP (in thousands, except percentages):

	Three Months Ended December 31,		Year-Ended December 31,
	2019	2020	2019	2020
Operating loss	$(17,534)	$(19,141)	$(54,333)	$(34,751)
Add:
General and administrative expenses	9,574	7,078	33,506	30,631
Research and development expenses	2,930	1,551	10,661	8,130
Sales and distribution fixed expenses, including stock-based compensation expense	3,348	1,829	12,655	7,799
Change in fair value of contingent earn-out liabilities	—	12,731	—	12,731
Amortization of inventory step-up from acquisitions (included in cost of goods sold)	—	583	—	583

Contribution margin	$(1,682)	$4,631	$2,489	$25,123

Contribution margin as a percentage of net revenue	(6.6)%	11.2%	2.2%	13.5%

We believe each of our products goes through three core phases as follows:

i.

Launch phase: During this phase, we leverage our technology to target opportunities identified using AIMEE. During this period of time, and due to the combination of discounts and investment in marketing, our net margin for a product could be as low as negative 35%. In general, a product may stay in the launch phase on average for 3 months.

ii.

Sustain phase: Our goal is for every product we launch to enter the sustain phase and become profitable, with a target average of positive 10% net margin (i.e. contribution margin). Over time, our products benefit from economies of scale stemming from purchasing power both with manufacturers and with fulfillment providers.

iii.

Liquidate phase: If a product does not enter the sustain phase or if the customer satisfaction of the product (i.e., ratings) are not satisfactory, then it will go to the liquidate phase and we will sell the remaining inventory.

The following table breaks out our quarterly fourth quarter and full year 2019 and 2020 results of operations by our product phases including our PaaS business line (in thousands):

	Three Months Ended December 31, 2019
	Sustain	Launch	PaaS	Liquidation/ Other	Fixed Costs	Stock based compensation expense / Earnout	Total
NET REVENUE	$20,326	$3,026	$310	$1,972	$—	$—	$25,634
COST OF GOODS SOLD	11,945	1,821	—	2,786	—	—	16,552

GROSS PROFIT	$8,381	$1,205	$310	$(814)	$—	$—	$9,082

OPERATING EXPENSES:
Sales and distribution expenses	7,096	1,635	141	1,892	1,208	2,140	14,112
Research and development	—	—	—	—	1,172	1,758	2,930
General and administrative	—	—	—	—	3,538	6,036	9,574
Change in earn-out liability	—	—	—	—	—	—	—

	Three Months Ended December 31, 2020
	Sustain	Launch	PaaS	Liquidation/ Other	Fixed Costs	Stock based compensation expense / Earnout	Total
NET REVENUE	$34,749	$1,754	$292	$4,697	$—	$—	$41,492
COST OF GOODS SOLD	17,034	1,113	—	4,593	—	—	22,740

GROSS PROFIT	$17,715	$641	$292	$104	$—	$—	$18,752

OPERATING EXPENSES:
Sales and distribution expenses	12,436	971	196	1,096	1,062	772	16,533
Research and development	—	—	—	—	817	734	1,551
General and administrative	—	—	—	—	3,340	3,738	7,078
Change in earn-out liability	—	—	—	—	—	12,731	12,731

	Year ended December 31, 2019
	Sustain	Launch	PaaS	Liquidation/ Other	Fixed Costs	Stock based compensation expense / Earnout	Total
NET REVENUE	$97,248	$9,804	$1,681	$5,718	$—	$—	$114,451
COST OF GOODS SOLD	58,878	6,479	—	4,054	—	—	69,411

GROSS PROFIT	$38,370	$3,325	$1,681	$1,664	$—	$—	$45,040

OPERATING EXPENSES:
Sales and distribution expenses	32,073	5,205	555	4,717	5,297	7,358	55,206
Research and development	—	—	—	—	4,950	5,711	10,661
General and administrative	—	—	—	—	11,894	21,612	33,506
Change in earn-out liability	—	—	—	—	—	—	—

	Years ended December 31, 2020
	Sustain	Launch	PaaS	Liquidation/ Other	Fixed Costs	Stock based compensation expense / Earnout	Total
NET REVENUE	$137,299	$18,592	$1,338	$28,475	$—	$—	$185,704
COST OF GOODS SOLD	69,692	10,505	—	20,761	—	—	100,958

GROSS PROFIT	$67,607	$8,087	$1,338	$7,714	$—	$—	$84,746

OPERATING EXPENSES:
Sales and distribution expenses	42,614	8,473	461	8,658	5,266	2,533	68,005
Research and development	—	—	—	—	4,165	3,965	8,130
General and administrative	—	—	—	—	14,413	16,218	30,631
Change in earn-out liability	—	—	—	—	—	12,731	12,731

The following table provides summarized quarterly information from our condensed statement of cash flows for 2020 and 2019 (in thousands):

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Operating activities:
Net loss	$(8,389)	$(16,879)	$(14,975)	$(18,546)
Total adjustments to reconcile net loss to net cash used in operating activities	1,879	12,473	11,782	10,176
Cash (used in) provided by working capital (changes in assets and liabilities)	(5,414)	41	6,336	(3,684)

Cash (used in) provided by operating activities	(11,924)	(4,365)	3,143	(12,054)

Cash used in investing activities	(10)	(11)	(1,126)	(137)

Financing activities:
Proceeds from initial public offering, less issuance costs	—	30,902	(348)	5,446
Net proceeds from (payments to) MidCap credit facility, including debt issuance costs	5,520	(1,618)	(5,244)	7,840
All other financing activities	(892)	1,652	(266)	(6,426)

Cash provided by (used in) financing activities	4,628	30,936	(5,858)	6,860
Effect of exchange rate on cash	1	—	(1)	(1)

Net change in cash and restricted cash for period	$(7,305)	$26,560	$(3,842)	$(5,332)

	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Operating activities:
Net loss	$(15,030)	$(2,937)	$(805)	$(44,354)
Total adjustments to reconcile net loss to net cash used in operating activities	7,901	5,450	5,296	42,058
Cash (used in) provided by working capital (changes in assets and liabilities)	(9,962)	5,655	12,032	(203)

Cash (used in) provided by operating activities	(17,091)	8,168	16,523	(2,499)

Cash used in investing activities	(18)	(1)	(14,046)	(24,989)

Financing activities:
Proceeds from initial public offering, less issuance costs	(139)	139	23,416	—
Net proceeds from (payments to) MidCap credit facility, including debt issuance costs	2,021	(5,863)	(4,928)	(1,279)
Payments to term loan with Horizon	—	—	(1,000)	(14,000)
Borrowings from High Trail term loan	—	—	—	35,793
All other financing activities	(1,079)	703	229	(704)

Cash provided by (used in) financing activities	803	(5,021)	17,717	19,810
Effect of exchange rate on cash	3	(2)	2	(51)

Net change in cash and restricted cash for period	$(16,303)	$3,144	$20,196	$(7,729)

The following table provides summarized quarterly net revenue and operating income information from our December 1, 2020 acquisition of assets of leading e-commerce business brands Mueller, Pursteam, Pohl and Schmitt, and Spiralizer (the “Smash Assets”). The net revenue and operating income information is being disclosed this one time for lender requirements. The information has been provided by the sellers and is unaudited. For the Smash Assets acquisition, operating income is a close approximation to our Adjusted EBITDA as the Smash Assets has have a de minimis amounts of depreciation and amortization in its operating income figures (in thousands):

	Three Months Ended			Two Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	November 30, 2020
Net revenue	$14,411	$21,118	$26,958	$19,876
Operating income	2,502	4,401	4,736	4,168